UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Amendment No.1

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	000-00935

MEDITE Cancer Diagnostics, Inc.
(Exact name of registrant as specified in its charter)

10524 Moss Park Rd. Ste-204-357
Orlando, FL 32832
Telephone: (407) 996-9630
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☒
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 372

EXPLANATORY NOTE

On behalf of MEDITE Cancer Diagnostics, Inc., a Delaware corporation (“Company”), we hereby request that certain Form 15-12G filed on March 22, 2019 (“Form 15), be withdrawn effective immediately. The Company is seeking withdrawal of the Form 15 because upon further review the Company exceeded $10,000,000 in total assets on the last days of the last three (3) consecutive years, respectively, leading up to December 31, 2018, and it is management’s belief that the Company does not qualify for the termination of its reporting obligations under Rule 12h-3(b)(1)(ii). The Company is not currently delinquent on any prior required filings and will resume its reporting obligations immediately.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this notice to be signed on its behalf by the undersigned hereunto duly authorized person.

MEDITE Cancer Diagnostics, Inc.

Date:	April 2, 2019	By:	/s/ Elmar A. Dave
			Name:	Elmar A. Dave
			Title:	Chief Executive Officer and President